UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGRISTRATION

OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.       General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Aberdeen Investment Funds

3.	Securities and Exchange Commission File No.: 811-06652

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐	Initial Application	☒	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1900 Market Street, Suite 200

Philadelphia, PA 19103

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jay Baris, Esq.

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

(212) 839-8600

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

abrdn Inc.

1900 Market Street, Suite 200

Philadelphia, PA 19103 (records as investment adviser)

215-405-5700

Aberdeen Asset Managers Limited

Bow Bells House

1 Bread Street

London, England EC4M9HH (records as sub-adviser of the Aberdeen International Sustainable Leaders Fund and the Aberdeen Global Equity Impact Fund)

+44 (0)207 463 6100

State Street Bank and Trust Company

One Iron Street

Boston, MA 02210 (records as prior administrator)

617-786-3000

State Street Bank and Trust Company

1 Heritage Drive, 3rd Floor

North Quincy, MA 02171 (records as prior custodian)

617-786-3000

Aberdeen Fund Distributors, LLC

1900 Market Street, Suite 200

Philadelphia, PA 19103 (records as underwriter)

215-405-5700

DST Asset Manager Solutions, Inc.

333 West 11th Street

Kansas City, MO 64105 (records as transfer agent)

816-421-1984

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Commonwealth of Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser:

abrdn Inc.

1900 Market Street, Suite 200

Philadelphia, PA 19103

Sub-Adviser:

Aberdeen Asset Managers Limited

Bow Bells House

1 Bread Street

London, England EC4M9HH (records as sub-adviser of the Aberdeen International Sustainable Leaders Fund and the Aberdeen Global Equity Impact Fund)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Aberdeen Fund Distributors, LLC

1900 Market Street, Suite 200

Philadelphia, PA 19103

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable.

(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☒ No

If Yes, for each UIT state:

Name(s):

File No.: 811-_________

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the board vote took place:

Board approval for the merger of the Aberdeen Total Return Bond Fund was obtained on May 4, 2021.

Board approval for the merger of the Aberdeen International Sustainable Leaders Fund, the Aberdeen Global Equity Impact Fund, and the Aberdeen Global High Income Fund was obtained on June 21, 2021.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes	☐ No

If Yes, state the date on which the shareholder vote took place:

Shareholder approval for the merger of the Aberdeen Total Return Bond Fund was obtained on September 30, 2021.

Shareholder approval for the merger of the Aberdeen International Sustainable Leaders Fund, the Aberdeen Global Equity Impact Fund, and the Aberdeen Global High Income Fund was obtained on November 29, 2021.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes	☐ No

(a)	If Yes, list the date(s) on which the fund made those distributions:

October 11, 2021 – Aberdeen Total Return Bond Fund

December 6, 2021 – Aberdeen International Sustainable Leaders Fund, Aberdeen Global Equity Impact Fund, Aberdeen Global High Income Fund

(b)	Were the distributions made on the basis of net assets?

☒ Yes	☐ No

(c)	Were the distributions made pro rata based on share ownership?

☒ Yes	☐ No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only: Not applicable

Were any distributions to shareholders made in kind?

☐ Yes	☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Not applicable.

Has the fund issued senior securities?

☐ Yes	☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes	☐ No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes	☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes	☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes	☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$530,734
(ii)	Accounting expenses:	$28,500
(iii)	Other expenses (list and identify separately):
	Proxy Expenses:	$398,058
	Insurance Expenses:	$373,854
	Trustee Expenses:	$0
	Miscellaneous Expenses	$10,470

(iv)	Total expenses (sum of lines (i)-(iii) above):	$1,341,616

(b)	How were those expenses allocated?

These expenses were paid by the Advisor.

(c)	Who paid those expenses?

abrdn Inc.

(d)	How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes	☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes	☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes	☒ No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

The Aberdeen International Sustainable Leaders Fund was reorganized into the Aberdeen International Sustainable Leaders Fund, a series of Aberdeen Funds; the Aberdeen Global Equity Impact Fund was reorganized into the Aberdeen Global Equity Impact Fund, a series of Aberdeen Funds; the Aberdeen Global High Income Fund was reorganized into the Aberdeen Global High Income Fund, a series of Aberdeen Funds; and the Aberdeen Total Return Bond Fund was reorganized into the Aberdeen Global Absolute Return Strategies Fund, a series of Aberdeen Funds.

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22132

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Aberdeen Funds

SEC File Number: 811-22132

Form N-14 Accession Number: 0001104659-21-126188 (for the Aberdeen Total Return Bond Fund)

Filed: October 14, 2021 (for the Aberdeen Total Return Bond Fund)

Form N-14 Accession Number: 0001104659-21-149513 (for the Aberdeen International Sustainable Leaders Fund, the Aberdeen Global Equity Impact Fund, and the Aberdeen Global High Income Fund)

Filed: December 14, 2021 (for the Aberdeen International Sustainable Leaders Fund, the Aberdeen Global Equity Impact Fund, and the Aberdeen Global High Income Fund)

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Aberdeen Investment Funds, (ii) he is the President and Chief Executive Officer of Aberdeen Investment Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Bev Hendry
Bev Hendry
President and Chief Executive Officer